Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-255020; 333-255020-01

Relating to Preliminary Prospectus Supplement dated January 4, 2024 to Prospectus dated April 2, 2021

Pricing Term Sheet

January 4, 2024

Sun Communities Operating Limited Partnership

$500,000,000 5.500% Senior Notes due 2029

Fully and Unconditionally Guaranteed by

Sun Communities, Inc.

Issuer:	Sun Communities Operating Limited Partnership

Guarantor:	Sun Communities, Inc., the sole general partner of Sun Communities Operating Limited Partnership

Expected Ratings: (Moody’s / S&P)*	Baa3 / BBB

Security Type:	Senior Notes

Offering Format:	SEC Registered

Trade Date:	January 4, 2024

Settlement Date:	January 11, 2024 (T+5)**

Maturity Date:	January 15, 2029

Aggregate Principal Amount:	$500,000,000

Benchmark Treasury Security:	UST 3.750% due December 31, 2028

Benchmark Treasury Price / Yield:	98-31¼ / 3.978%

Spread to Benchmark Treasury:	+ 155 bps

Yield to Maturity:	5.528%

Interest Rate:	5.500% per annum

Public Offering Price:	99.878% of the principal amount plus accrued interest from January 11, 2024, if any

Net Proceeds Before Expenses:	$496,390,000

Optional Redemption:

Redeemable at any time prior to December 15, 2028 in amount equal to the principal amount plus a make-whole premium, using a discount rate of T + 25 bps, plus accrued and unpaid interest.

Redeemable at any time on or after December 15, 2028 in amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	January 15 and July 15 of each year, beginning July 15, 2024

Record Dates:	January 1 and July 1

CUSIP / ISIN:	866677 AK3 / US866677AK36

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

BofA Securities, Inc.

BMO Capital Markets Corp.

Citizens JMP Securities, LLC

Fifth Third Securities, Inc.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Co-Managers:

Huntington Securities, Inc.

Regions Securities LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

PNC Capital Markets LLC

Wedbush Securities Inc.

Goldman Sachs & Co. LLC

Scotia Capital (USA) Inc.

Samuel A. Ramirez & Company, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

The issuer expects that delivery of the notes will be made against payment therefor on or about January 11, 2024, which will be the fifth business day following the date of this pricing term sheet. This settlement cycle is referred to as “T+5.” Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next two succeeding business days should consult their own advisors.

The issuer and the guarantor have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering and the accompanying prospectus and any other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request them by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 (collect), or BofA Securities, Inc. at 1-800-294-1322.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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